Mail Stop 4561
Via Mail and Facsimile to (650) 961-7300

May 10, 2010

Mark D. McLaughlin, CEO
VeriSign, Inc.
487 East Middlefield Road
Mountain View, CA 94043

      Re: **VeriSign, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 000-23593

Dear Mr. McLaughlin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark P. Shuman
Branch Chief – Legal